07024904

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 18 2007
WASH DC 186

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

22 May 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

SUPPL

RESULTS OF ANNUAL GENERAL MEETING

At the Annual General Meeting of Alinta Limited held this afternoon, the following resolutions were passed as ordinary resolutions:

1. "That John Akehurst, who retires in accordance with rule 3.3 of the Company's constitution and being eligible offers himself for re-election, is elected as a Director."

2. "That Fiona Harris, who retires in accordance with rule 3.3 of the Company's constitution and being eligible offers herself for re-election, is elected as a Director."

3. "That Tina McMeckan, who retires in accordance with rule 3.3 of the Company's constitution and being eligible offers herself for re-election, is elected as a Director."

4. "That Michael Wilkins, who retires in accordance with rule 3.3 of the Company's constitution and being eligible offers himself for re-election, is elected as a Director."

5. "That the remuneration report for the year ended 31 December 2006 be adopted."

6. "That the disposal (meaning in relation to an asset, any dealing with the asset, including but not limited to, a sale, transfer, assignment, trust, option, swap, lease, any alienation of all or any part of the rights attaching to the asset or interest in the asset, and includes any attempt to so deal or the taking of any steps for the purpose of so dealing) by the Company or its subsidiaries of any or all of the assets owned by Alinta LGA Limited (formerly The Australian Gas Light Company) (**AGL**) or its controlled entities be approved for the purposes of clause 27 of the Merger Implementation Agreement dated 22 June 2006 between the Company, AGL, Alinta 2000 Limited (formerly Alinta Limited) and AGL Energy Limited."

Attached is a summary of how the resolutions were passed.

Yasmin Broughton
Company Secretary

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

dw 7/5

Alinta Limited

ABN 11 119 985 590

Annual General Meeting

22 May 2007

Summary of Resolutions

Resolution	Result	Proxy Results				Poll Results		
		For	Against	Abstain	Proxy's Discretion	For	Against	Abstain
1. Re-election of John Akehurst	Passed by poll	109,023,321	20,265,626	2,622,039	8,133,498	142.537,492	23,278,904	2,622,039
2. Re-election of Fiona Harris	Passed by poll	127,361,873	1,797,413	2,670,378	8,214,820	163,949,050	1,819,007	2,670,378
3. Re-election of Tina McMeckan	Passed by poll	126,074,621	1,734,165	4,017,334	8,218,144	162.658,291	1,762,590	4,017,334
4. Re-election of Michael Wilkins	Passed by poll	127,565,632	1,601,071	2,650,035	8,227,746	164.170,088	1,618,312	2,650,035
5. Adoption of Remuneration Report	Passed by poll	123,845,336	4,385,056	3,459,704	8,354,388	160.538,411	4,436,994	3,464,030
6. Approval of disposal of AGL Infrastructure Assets	Passed by poll	125,732,051	3,249,732	979,813	10,083,011	164,173,388	3,284,364	979,813

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

22 May 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

ANNUAL GENERAL MEETING

Please find attached the following documents:

- Chairman's address;
- CEO's presentation; and
- Babcock & Brown's presentation

to be delivered to the Annual General Meeting of Alinta Limited this afternoon.

Also attached are:

- the most frequently asked questions received from shareholders prior to the meeting and the answers to those questions;
- response from the Company's auditor (KPMG) to a question received from a shareholder; and
- a letter to shareholders that will be distributed at the Annual General Meeting and despatched to all shareholders this week.

Yasmin Broughton
Company Secretary

Annual General Meeting

Alinta Limited

22 May 2007

CHAIRMAN'S ADDRESS

Good afternoon ladies and gentlemen and welcome to the Annual General Meeting of Alinta Limited. My name is John Akehurst. I was elected Chairman of Alinta Limited in January, 2007, and it is a great pleasure for me to address you for the first time today.

The company secretary advises me that we have a quorum and I therefore declare open the 2007 Annual General Meeting of Alinta. If you could please ensure that your mobile phones are switched off for the duration of the meeting that would be appreciated.

Before I proceed further, I would like to introduce to you the Directors and senior executives who are sitting at the front table.

Peter Magarry is our Acting CEO;

Yasmin Broughton is our Company Secretary,

Fiona Harris is a non-executive director;

Tina McMeckan is a non-executive director;

Michael Wilkins is a non-executive director, and;

Ian Wells is our Acting Chief Financial Officer.

It is wonderful to see such a broad representation of shareholders here today, and on behalf of your Board of Directors, I would like to thank you for your ongoing support of the Company.

I would also like to welcome the shareholders who joined Alinta as part of the AGL transaction.

I will start today by inviting our Acting Chief Executive Officer, Peter Magarry, to provide you with an overview of the Company's operational and financial performance. I will then give you an overview of the recent corporate activity in which the Company has been engaged. I will then invite Peter Hofbauer, the Global Head of Infrastructure at Babcock & Brown, to make a presentation on the proposal to acquire Alinta by the consortium comprising Babcock & Brown and Singapore International.

We will then move to the formal part of the meeting. First is consideration of the Annual Accounts and there will be an opportunity to ask questions on matters relating to the Company. Then, as a result of the transaction with AGL last year, all the current directors will be standing for re-election. We will then consider the Remuneration Report for 2006 and finally we will be seeking your approval to allow the disposal of AGL infrastructure assets.

So let me first call on our Acting Chief Executive Officer, Peter Magarry, to brief you on the operational and financial performance of the Company during 2006.

[Peter Magarry presentation]

Thank you Peter. I would like to move forward to brief you about the recent corporate activity.

Firstly, I would like to cover matters related to the acquisition of Alinta Infrastructure Holdings Limited (AIH). Many of you will have been shareholders in AIH and, as such, you will know that some time after Alinta spun off AIH as a separate company, AIH's share price dropped significantly below the issue price and it became increasingly difficult for it to access capital to enable it to participate in asset acquisitions.

Specifically, it had become impractical for AIH to acquire substantial assets such as those which Alinta owned following the AGL transaction. The size of those assets relative to AIH would have made it very difficult for AIH to access the capital necessary to fund the acquisitions.

Following a review of Alinta's long term strategy, it was decided to make a takeover offer for AIH, at a price reflecting the original IPO price plus AIH's forecast second half distribution, and to reintegrate the AIH assets into Alinta.

We felt this price was very fair given the stock had traded below its IPO price for the vast majority of time following its listing. The Independent Directors of AIH recommended the offer and the Independent Expert concluded that the offer was both fair and reasonable.

Following a high level of acceptances by AIH security holders, we achieved a securityholding greater than 94% on 11 January, moved to compulsory acquisition of the remaining stock and then de-listed the company on February 28.

It is pleasing to report that the AIH assets were integrated back into Alinta seamlessly and without any impact on operational efficiency.

The major highlight of last year was, of course, the completion of the AGL transaction, which doubled the size of Alinta and transformed the Company into the largest energy infrastructure owner and asset manager in the country.

I would like to congratulate everyone involved in that transaction and for the important integration work that has occurred since, which Peter has already highlighted.

I would now like to cover the events of the last few months which have resulted in a proposal to acquire the Company by a consortium comprising Babcock & Brown and Singapore Power.

On 30 November, 2006, the Board was advised by former Chairman, John Poynton, that he and a group of four senior executives, including the former CEO, Bob Browning, had been approached by an investment bank regarding a proposal to acquire the Company through a Management Buy-out or MBO. The MBO Group advised that they wished to develop such a proposal and that they expected it to be of interest to the Company. They also advised that, at that stage, they did not have funding or a

proposal to table nor were they sure that such a proposal would transpire.

I will now outline the steps the Board took to manage conflicts of interest related to the MBO Group's activities and to ensure there was a fair and transparent process for any other parties wishing to make a bid for the Company. It was also recognised that the Board would need to progress its internal restructuring options as a suitable benchmark against which competing proposals to acquire the Company could be considered.

Once advised, the Board immediately appointed an Independent Directors Committee (IDC) of the Board to oversee all related matters.

The IDC quickly appointed investment banking advisors – JP Morgan and Carnegie Wylie - and retained our long-standing legal advisors, Blake Dawson Waldron. After

careful consideration, the IDC decided to permit the MBO Group to explore a potential MBO, subject to them agreeing to strict protocols to protect the Company's position.

Protocols were put in place to govern the conduct of the MBO Group and to prevent the disclosure of confidential Company information. These protocols governed the MBO Group's involvement in all Company matters and excluded them from having knowledge of, or evaluating, any new proposal received by Alinta.

The Board also informed the MBO Group that if they did proceed to submit a proposal to acquire the Company any process would be transparent and competitive and would also be assessed against any internal restructure.

While no proposal was received by the Company from the MBO Group, on January 9 this year, Alinta announced an

approach from Macquarie Bank which advised that it was considering participating in a proposal which was being worked on by the MBO Group. The letter also referred to the role of Macquarie as advisor to the Company and sought to resolve areas of conflict of interest.

At this point the Board concluded that there was sufficient substance in the MBO proposal to announce the matter to the ASX and following this announcement, John Poynton stood aside as Alinta's Chairman.

The Independent Directors decided to retain the services of the other members of the MBO Group as Alinta employees, while taking practical steps to quarantine them from the ongoing activities of the Company.

The purpose in retaining their services was to ensure that the Company had ongoing access to the important knowledge that they had of the Company and to ensure

that they were available to assist the Company as required. This included being available to assist other potential buyers, if necessary. By retaining the MBO Group as employees, their responsibilities to the Company and to shareholders were also maintained.

On 11 January, Bob Browning resigned as CEO and the next day, John Poynton resigned as a director of Alinta.

You may be aware from media reports that the Board and the members of the MBO Group have since mutually agreed that they will cease employment with the Company effective 11 April for Mr. Browning and 30 April for Messrs Pearce, King and Indermaur.

While it is saddening to many in Alinta that the recent activities of the MBO Group have ultimately led to the likely sale of the Company, I would like to recognise the contribution which Bob Browning and his colleagues made

over a number of years during which they led to a dramatic expansion of the asset base and a radical improvement in the performance of the Company. Much of the value which is now intrinsic to the Company has been created during their tenure in senior management.

Returning to the sequence of events related to the MBO, having put in place protocols and processes to deal with the internal conflict issues, the Board then sought to create an environment in which other companies would consider making proposals to acquire all, or some, of Alinta. This was essential to ensure that shareholders had the opportunity to consider an offer for their shares at the best price.

Consistent with this, it was necessary to deal with the conflict of interest which arose for Macquarie as a result of its proposed participation with the MBO Group, following its role as a long standing advisor to the Company.

It was important to take all possible steps to ensure that any initial advantage which the MBO Group and Macquarie may have had as a result of their detailed knowledge of the Company did not deter other companies' participation.

As a first step, the Board decided that Macquarie's mandates for any ongoing advisory work for Alinta would be terminated.

Alinta subsequently sought and received Macquarie's agreement to be bound by a number of protocols in relation to the MBO Group and any subsequent bidding process. The protocols required Macquarie to return all information relating to Alinta. They also prevented Macquarie utilising any Alinta confidential information unless and until the same information was made available by the Company to other potential bidders. The protocols

also placed restrictions on Macquarie personnel who had previously been involved with Alinta.

Alinta put in place these protocols to ensure that conflicts relating to Macquarie's previous advisory roles were addressed and that there was a fair and competitive process for other potential bidders.

On February 21, the Takeovers Panel issued a draft Guidance Note on insider participation in control transactions.

I am pleased to say that the decisions and courses of action adopted by this Board were consistent with that draft Guidance Note.

Having agreed the protocols with Macquarie Bank, and following a call for expressions of interest and an initial screening, the Company opened a virtual data room to

allow parties looking to make bona fide proposals to access certain confidential information and to conduct due diligence.

A number of parties participated in the data room process and Alinta received two proposals to acquire all of the Company, one from the Babcock & Brown/Singapore Power consortium and the other from Macquarie Bank and the MBO Group.

I would now like to provide some insight into the process the Board went through before making its decision to execute a Scheme Implementation Agreement with Babcock & Brown/Singapore Power.

As soon as the Board became aware of the MBO Group's activities, it became critical to ensure that the full potential of the Company on a stand alone basis was carefully

evaluated. This included a rigorous and thorough examination of the opportunities to restructure Alinta in a way which would maximise shareholder value.

To this end, and in parallel with the data room process, our investment banking advisors worked with senior management to develop options for this restructuring and to assess the full value that could be attributed to them. This was essential in order to create the right baseline against which bids to acquire the Company could be assessed.

As I have already mentioned, on Friday, March 23, Alinta received two bids for all of the Company – one from Babcock & Brown/Singapore Power and one from Macquarie Bank.

Directors, management and advisors then spent the next seven days reviewing these bids, assessing them against

the internal restructure proposal and negotiating with bidders to improve their offers.

On Friday, March 30, we announced that we had signed a Scheme Implementation Agreement with Babcock & Brown/Singapore Power to acquire, subject to shareholders approval, all of Alinta for a mixture of cash and securities in Babcock & Brown managed funds.

At that time, the Babcock & Brown and Singapore Power Offer was valued at $15.00 per Alinta share, based on the trading in relevant securities in the 30 days to 29 March, plus 40 cents per share franking credits.

On 4 May, the Company received a revised proposal from Macquarie Bank. The Board met and determined to invite Macquarie to clarify its proposal, and to ask Babcock & Brown/Singapore Power consortium to submit its best revised proposal, on Tuesday, 8 May. Proposals were

received from both and the Company and its advisors conducted negotiations during the following few days, culminating in an announcement on Friday 11 May that the Company had signed a new Scheme Implementation Agreement with Babcock & Brown and Singapore Power.

At that time, the Babcock & Brown and Singapore Power Offer was valued at $16.06 per Alinta share, based on the closing value of the relevant securities at 11am (EST) on 8 May, plus franking credits to the value of $0.40 per Alinta share.

The $16.06 value is a 49% premium to the level at which Alinta shares had been trading for the 30 days prior to our announcement of the potential MBO proposal on 9 January. Based on the closing prices yesterday of the Babcock & Brown stocks and APT securities which form part of the proposal, the offer is now worth $16.11 per Alinta share.

On this basis, the Board considered the offer delivers excellent shareholder value and a high degree of completion certainty.

If approved, the Babcock & Brown and Singapore Power offer will deliver $8.925 cash, securities in a number of Babcock & Brown funds and Babcock & Brown Infrastructure Exchangeable Preference Shares, as well as a distribution of Alinta's holding of APT securities. The offer provides Alinta shareholders with the opportunity to choose to maximise either:

- Cash; or
- scrip in the Babcock & Brown funds; or
- the Exchangeable Preference Shares which are expected to provide Capital Gains Tax rollover relief;

These options are subject to caps on the total amounts of each type of consideration to be offered.

Babcock & Brown has offered holders of less than 1000 Alinta shares the option of cashing out. Alinta Shareholders will also have the opportunity of increasing their holding in the Babcock & Brown funds to a marketable parcel, subsequent to implementation of the proposed Scheme.

The decision to sign a second Scheme Implementation Agreement with Babcock & Brown/Singapore Power followed an exhaustive evaluation of the two proposals. It was a unanimous decision by directors and was in line with the recommendation of our financial advisors.

We looked at the value which would accrue to different groups of shareholders taking into account the various alternatives offered by the bidders with respect to the form of the consideration, namely cash or stock (or a combination of the two).

We took into account the range of additional value which could accrue to shareholders as a result of the likely availability of Capital Gains Tax roll over relief, including consideration of the likely entry prices and tax positions which would apply to different shareholder groups.

We looked at the likely future trading performance of the scrip components of the two bids, recognising that the scrip that would be issued under the Macquarie proposal – to be known as Energy Infrastructure Australia or EIA - would require an IPO and had no previous trading history. This led us to scrutinise closely the underlying assumptions which were used to predict the performance of the EIA scrip and the extent to which it would be able to withstand unexpected events or a shortfall in predicted cost reductions and revenues.

We also considered the risks associated with the financing of the two proposals, their respective conditionality and the risks associated with completing the Scheme of Arrangement process and receiving the required shareholder approval.

As you can imagine, this was a highly complex process and I would like to acknowledge the huge effort which was put in by my fellow directors, by management and by our advisors, JP Morgan, Carnegie Wylie and Blake Dawson Waldron.

In particular, I would like to acknowledge the work that was done by management on the internal restructure. It was an attractive and realistic plan that both the Company and its advisors believed offered a premium over the Alinta trading range prior to the announcement of the possible MBO proposal.

Ultimately, however, Babcock & Brown and Singapore Power have made a proposal that should allow shareholders to reap today a premium over the future upside of our internal plan.

We are now progressing the Scheme. In the absence of a superior proposal for the Company, and subject to an Independent Expert concluding and continuing to conclude that the Babcock & Brown/Singapore Power proposal is in the best interests of shareholders, the Alinta directors intend to recommend that shareholders vote in favour of the proposal. A shareholder meeting is currently scheduled for early August this year.

In the near future we will be sending you information and documents about the Scheme of Arrangement to implement the Babcock & Brown and Singapore Power Offer.

Your directors will keep you informed to ensure you are fully equipped to make a decision on the Scheme.

Finally, I would like to discuss the Company's unitholding in the APT Group.

As I have stated, if the Babcock & Brown/Singapore Power proposal proceeds the Company proposes to distribute the APT securities to Alinta shareholders. As you may be aware, the Company has been involved in litigation with APT regarding the ownership of part of the Company's interest in APT.

We are currently awaiting the decision of the Federal Court concerning what orders, if any, should be made in relation to the Alinta Group's holding in APT. The Company will make an announcement to the ASX once this has occurred.

Depending on the nature of any such orders, Alinta expects to either distribute all or part of the APT units or the proceeds of sale of those units to Alinta shareholders as part of the Babcock & Brown/Singapore Power proposal. We do not expect that resolution of the APT case will have any impact on timing of the Babcock & Brown/Singapore Power scheme.

I would like to conclude this part of the agenda by asking Peter Hofbauer from Babcock & Brown to take you through some of the key points in his consortium's proposal.

[B&B Presentation]

Thank you, Peter.

Ladies and Gentlemen, I would like to conclude this part of our agenda today with a particular acknowledgement of

the contribution of our Acting CEO Peter Magarry and of the new members of the leadership team, Ian Wells and Yasmin Broughton. They have stepped up to their new roles in the Company in an exemplary way, at a time when the workload has been very heavy and their responsibilities have been compounded by the need to manage and evaluate the external bidding process and the internal restructuring. In this area, Ian Devenish, General Manager Energy Investments, and the rest of the management team also played a key part.

I would also like to congratulate the other members of the leadership team for continuing their roles in a highly effective way at a difficult time and to acknowledge every member of the Company's staff for ensuring that our operations and other activities have run effectively and safely over the last year.

Let us now move to the formal part of the agenda, when there will be an opportunity for questions.



CEO Presentation

Annual General Meeting

22 May 2007

Alinta

2006 Full Year Highlights

Alinta

Important Achievements

- NPAT growth in underlying operations of 37% ✓
- Asset Management business delivers strong growth ✓
- AGL Infrastructure transaction ✓
  - Effective integration exceeding expectations
  - Synergy estimate up $15m on Scheme booklet
- Cogen Unit 2 completed on time and budget ✓
- Substantially improved wholesale energy operating result ✓
- AIH Compulsory Acquisition completed ✓

Presentation Outline

Alinta

- Financial Performance
- Operational Review


TURAL GAS

Financial Performance

Alinta

Total Revenue

Alinta



$m
1,600
1,400
1,200
1,000
800
600
400
200
0
1482.8
1053.9
41%
2006
2005

EBITDA from continuing operations

Alinta



$m
400
350
300
250
200
150
100
50
0
376.1
65%
228.1
2006
2005

Excludes one off gains on sale (2005: AIH)

Contribution of Former AGL Assets

Alinta



"Old" Alinta
AGL Contribution
Energy Distribution
Asset Management
Power Generation
Energy Investments
$ million
$ million
$ million
$ million
Sales Revenue
$90.9
$126.2
$118.0
$549.2
$0.7
$62.5
N/A - Equity Accounted
NSW Gas, Vic Electricity
Agility
Cawse, Wattle Point
19.9% AGL, APT
EBITDA
$46.7
$86.3
$17.7
$73.1
$4.2
$17.0
$16.2
$101.1
EBITDA excludes synergy implementation costs of $19.4m (AGL) and $5.3m ("Old" Alinta)
AGL assets reported as finance leases under AIFRS

Net Profit After Tax



$m
250
200
150
100
50
0
232.2
137.8
83%
AIH Gain on Sale
2006
2005

Dividend Per Share

Alinta


Cents
50
45
40
35
30
25
20
15
10
5
0
46
5%
44
Final
Apr 07
8.375
Transaction
Oct 06
14.625
Interim
Sep 06
23
Final
Mar 06
Interim
Sep 05
2006
2005

Share Price Performance

Alinta

1 Jan 2006 – Present



B&B/SP Bid Value
Announcement of MBO Proposal
$17.00
$16.00
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
06-Jan-06
06-Feb-06
06-Mar-06
06-Apr-06
06-May-06
06-Jun-06
06-Jul-06
06-Aug-06
06-Sep-06
06-Oct-06
06-Nov-06
06-Dec-06
06-Jan-07
06-Feb-07
06-Mar-07
06-Apr-07
06-May-07



Operational Review

Alinta

AGL Integration Update

Alinta

Early Initiatives Successfully Implemented

- ✓ **Successful Day 1 program**
- ✓ **Separated the MSPP business in 5 days**
- ✓ **Re-branded sites and vehicles**
- ✓ **Property**
  - ✓ Sydney CBD office established
  - ✓ Property portfolio review completed and consolidations commenced
- ✓ **Organisation structures merged**
- ✓ **Corporate synergies achieved**
- ✓ **AAM synergy delivery ahead of schedule**
- ✓ **Merged AAM business exceeded 2006 financial targets**

AAM – Top Class Performer

Alinta

- April 2006: Alinta Network Services (ANS) and National Power Services (NPS) merged to form Alinta Asset Management (AAM)
  - Strengthened position as a best-in-class asset manager that delivers quality service to asset owner partners and the energy industry
  - Achieved $11million in annual savings
- October 2006: Acquired Agility asset management business via AGL transaction
  - Increased assets under management from $8 billion to $14 billion
- Managing key projects across Australia in excess of $1.3 billion
- Continued excellent operational performance of assets under management
- Diversity of assets under management

Robust business model delivering accretive growth to shareholders

Key Infrastructure Projects

Alinta

Alinta delivers major projects on time and budget ✓

- Managing key projects across Australia in excess of $1.3b
  - $430m DBNGP Stage 4 expansion (completed)
  - $700m DBNGP Stage 5A expansion
  - $90m Sydney primary loop gas reinforcement project
  - $53m South Gippsland natural gas pipeline project
  - $20m Yarra Ranges gas extension project

Underlying business continues to deliver strong profitable growth

Energy Markets

Alinta

WA Retail (Alinta owns 67% of AlintaAGL JV)

- Successful entry into electricity market in WA - 30% contestable market share
- Gas sales volume 52.3 PJ, up 3% on 2005 driven by industrial sector
- Residential market: Continued strength in the housing market, tempered by a return to an average winter

Wholesale

- Significant improvement to both revenue and EBITDA compared to 2005

WLPG

- LPG volumes up on first half but full year lower than prior year as expected
- Increased LPG prices (up 21% on 2005), linked to oil prices

Power Generation

Alinta

Alcoa Cogeneration (Alinta owns 67% of AlintaAGL JV)

- Pinjarra Unit 1 commissioned in March 2006 with reliable performance and no forced outages
- Pinjarra Unit 2 commenced supplying electricity in December 2006 and commissioned in February 2007

Cawse Cogeneration and Wattle Point Wind Farm

- Acquired as part of AGL transaction with performance in line with expectations since acquisition
- Wattle Point wind farm sold at a premium

Tamar Valley Power Station

- Conditional agreement reached to develop 200MW gas-fired power station near George Town, Tasmania
- Construction scheduled for mid 2007 pending finalisation of approvals and contractual arrangements

Energy Investments

Alinta

AGL

- 19.9% stake in AGL to 26 October 2006 generating fully franked dividend income

Dampier Bunbury Natural Gas Pipeline

- Stage 4 completed in January 2007 increasing capacity by more than 100TJ per day
- Stage 5A in progress and Stage 5A(2) moving ahead

Australian Pipeline Trust

- Acquired 26% interest as part of AGL transaction and acquired an additional 10.25% from various institutions and retail shareholders
- APT shareholding is subject to both ACCC undertakings and court actions

Operational Performance Year to Date

Alinta

- Underlying operating performance to the end of April 2007 in line with expectations

- Management remain focused on business as usual and protecting value for shareholders

- 2006 safety performance improved over 2005. Safety remains a priority.

BABCOCK & BROWN

Enhanced Babcock & Brown /Singapore Power International Recommended Proposal to Alinta Shareholders – A$16.46 per share

22 May 2007

ABOUT BABCOCK & BROWN

- Listed on the Australian Securities Exchange
- Market capitalisation in excess of $10.1 billion and total funds under management of in excess of $44 billion.
- Head office based in Sydney
- Excellent track record in long term operation and investment in infrastructure assets around the world including Western Australia

BABCOCK & BROWN

CORPORATE VIDEO



RECOMMENDED OFFER
THE ENHANCED PROPOSAL - $16.46

Cash $

+

BBI Listed securities (Infrastructure)



+

BBP securities (Power)



+

BBW securities (Wind)



+

APA securities

+

Franking credits

BABCOCK & BROWN

TAILOR CONSIDERATION TO INDIVIDUAL PREFERENCE

- ☑ Maximise Cash

  or

- ☑ Maximise Scrip

  or

- ☑ Maximise CGT rollover relief

  or

- ☑ Cash out facility for small shareholders

RECOMMENDED OFFER

- Actions of the Alinta Board have delivered financial benefits to Alinta shareholders.
  - Since the "Board Recommended" AGL Scheme was implemented the Alinta share price has appreciated 59%.
  - Total return to shareholders since the listing of Alinta has been 774%.
- The $16.46 Proposal that has been made by the Babcock & Brown consortium has been recommended by the Board after extensive evaluation of the outlook for Babcock & Brown's specialised funds and independent advice from the Board's advisors JP Morgan and Carnegie Wylie.
- The excellent performance of the Babcock & Brown specialised funds platform and in particular the infrastructure funds was a consideration in the Alinta Boards recommendation.

BABCOCK & BROWN

SHARE PRICE PERFORMANCE OF FUNDS

A fully tax deferred yield in 2008 of approximately 7.3% is expected under Maximum Scrip alternative


BBI Share Price Performance
Inception to 18 May 2007
A$
$1.90
$1.70
$1.50
$1.30
$1.10
$0.90
$0.70
$0.50
24/06/02
29/07/03
1/09/04
6/10/05
10/11/06
Partly paid listing price $0.70


BBP Share Price Performance
Inception to 18 May 2007
A$
3.60
3.40
3.20
3.00
2.80
2.60
2.40
2.20
8/12/06
7/01/07
6/02/07
8/03/07
7/04/07
7/05/07
Listing price $2.50


BBW Share Price Performance
Inception to 18 May 2007
A$
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
27/10/05
16/03/06
3/08/06
21/12/06
10/05/07
Listing price $1.40

BABCOCK & BROWN

BABCOCK & BROWN IS COMMITTED TO THE LONG TERM PERFORMANCE OF THE FUNDS

- Babcock & Brown is committed to ensuring the performance of its funds remains strong.
- Babcock & Brown maintains a direct shareholding in each of its funds to ensure its interests are aligned with shareholders in the funds. Senior executives of Babcock & Brown have significant personal shareholdings in the funds directly to further the alignment of their interests with those of investors.
- The Babcock & Brown /Singapore Power proposal is an attractive offer which gives shareholders significant flexibility and potential further upside through exposure to the Babcock & Brown funds.
- The Scheme document will be mailed to shareholders in early July and the Scheme meeting is expected to be held in early August. You will have time to review and make a considered decision which suits your circumstances.

BABCOCK & BROWN

BABCOCK & BROWN

Thank You



DISCLAIMER

The information contained in this presentation is given without any liability whatsoever to Babcock & Brown Limited or any of its related entities (collectively "BNB") or their respective directors or officers, and is not intended to constitute legal, tax or accounting advice or opinion. No representation or warranty, expressed or implied, is made as to the accuracy, completeness or thoroughness of the content of the information. The recipient should consult with its own legal, tax or accounting advisers as to the accuracy and application of the information contained herein and should conduct its own due diligence and other enquiries in relation to such information.

The information in this presentation has not been independently verified by BNB. BNB disclaims any responsibility for any errors or omissions in such information, including the financial calculations, projections and forecasts set forth herein. No representation or warranty is made by or on behalf of BNB that any projection, forecast, calculation, forward-looking statement, assumption or estimate contained in this presentation should or will be achieved.

Please note that, in providing this presentation, BNB has not considered the objectives, financial position or needs of the recipient. The recipient should obtain and rely on its own professional advice from its tax, legal, accounting and other professional advisers in respect of the addressee's objectives, financial position or needs.

This presentation does not carry any right of publication. This presentation is incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by BNB. Neither this presentation nor any of its contents may be reproduced or used for any other purpose without the prior written consent of BNB.

Questions from Shareholders

1. Why does the company have to be sold at all?

It is ultimately a matter for shareholders to decide whether they wish the Company to be sold.

The Directors have an obligation to act in the interests of all shareholders and to consider offers for the Company that have the potential to increase shareholder value. They have considered the alternatives (including an internal restructuring and competing proposal from Macquarie Bank). The Directors believe that the proposal delivers outstanding shareholder value, choice for all shareholders groups and a high degree of completion certainty. They have agreed to recommend that shareholders vote in favour of the Babcock & Brown / Singapore Power proposal, subject to there being no superior proposal and the Independent Expert's Report concluding, and continuing to conclude, that the Schemes are in the best interests of Alinta shareholders and optionholders.

For the proposal to proceed, votes "in favour" must be received from a majority in number of Alinta Shareholders who vote at the Scheme meeting (in person or by proxy) and at least 75% of the total number of votes cast on the resolution to approve the Scheme. Accordingly, Alinta Shareholders will determine the outcome by casting their vote at the Scheme meeting likely to be held in August 2007. The Directors encourage all shareholders (whether they are in favour of the proposal or not) to participate in this most important decision for the Company. Shareholders who cannot attend in person are encouraged to appoint a proxy.

2. Why couldn't the existing management find the same level of profitability within Alinta?

The Board and our advisers closely analysed all options to remain independent, and the value those options would create for our shareholders. However, the offer from Babcock & Brown / Singapore Power offered a significant premium to recent trading levels, allowed shareholders to retain an exposure to a number of the Alinta assets and was markedly superior to the internal restructure that we considered, in terms of overall value, certainty and timing.

3. What are the terms of the B & B proposal and is there a better alternative than getting a small number of securities in B&B funds?

Under the Proposal, shareholders will likely receive a mix of cash and securities for each Alinta Share they own. The Default Scheme Consideration consists of, for each Alinta Share:

- $8.925 in cash
- 0.752 Babcock & Brown Infrastructure (**BBI**) Securities;
- 0.669 Babcock & Brown Power (**BBP**) Securities;
- 0.260 Babcock & Brown Wind (**BBW**) Securities;
- 1.599 Babcock & Brown Infrastructure Exchangeable Preference Shares (**BBI EPS**); and
- 0.301 APA Group (**APA**) Securities (by way of an in specie distribution); and
- for Alinta Shareholders who can make full use of them, $0.40 of franking credits.

However, the Babcock & Brown / Singapore Power offer has also been structured to ensure a high degree of flexibility and choice. For those shareholders who desire more cash, they will be able to select an option that allows them to maximise the cash component of the consideration. Similarly, shareholders will be able to elect to receive more shares in the various Babcock & Brown funds if that suits their individual needs. The elections of shareholders will be subject to overall caps on the amount of each form of consideration to be provided.

Any shareholder who owns less than 1,000 shares can elect to have the Babcock & Brown Securities and APA Securities they would otherwise receive under the Share Scheme sold for them (without any charge for brokerage) and receive the consideration in cash.

More detail will obviously be provided in the Scheme Booklet that will be sent to shareholders in July.
4. What are the capital gains tax implications for shareholders under the B&B proposal? We are awaiting ATO advice on the exact capital gains tax implications. However, the Board is aware of the fact that CGT liability has been of concern to some of our shareholders. As a result, the revised Babcock & Brown / Singapore Power offer includes approximately $800m of Babcock & Brown Infrastructure (BBI) Exchangeable Preference Shares which is expected to provide an element of CGT rollover relief. Those shareholders who are concerned about CGT can elect to receive more of these Exchangeable Preference Shares as part of the consideration, subject to a cap. As always, we recommend that all shareholders receive their own independent tax advice.
5. How can you justify the substantial payouts to the executives involved in the MBO? The Board took the view that it was in shareholders' interests to permit the MBO Group to proceed with exploring their proposal subject to their compliance with protocols which were put in place (governing conflicts of interest and protecting the Company's information). The Independent Directors' Committee informed the MBO Group that if they proceeded to lodge a proposal any process which might lead to a sale of the Company would be transparent and competitive. . The MBO Group was given an assurance that in exploring an MBO with Macquarie Bank their employment terms would not be adversely impacted, provided that they complied with the protocols and their legal and contractual obligations. The termination payments made to the MBO Group executives were those required under the terms of their employment contracts. They received the equivalent of 9 months' pay in lieu of notice plus other contractual entitlements (statutory leave, pro-rata STIPs and the value of their options). Alinta's remuneration practices are aligned with industry and executive remuneration practices.
6. Could the auditor please explain why errors set out in note 7 to the concise financial report were not detected in his 2005 year end audit. I would have thought these significant items should have been detected. The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. Australian Accounting Standards contemplate the situation where material errors are sometimes not discovered until a subsequent period. Where this occurs, prior period errors are corrected in the comparative information presented in the first financial report authorised for issue after their discovery. The Company has made full disclosure of the errors in the notes to the financial statements in accordance with Australian Accounting Standards. The Company's Auditors have also provided a response to this question which is attached.

Questions by Resolution

B. RESOLUTIONS 1 TO 4 — ELECTION OF DIRECTORS	
Resolution 1	"That John Akehurst, who retires in accordance with rule 3.3 of the Company's constitution and being eligible offers himself for re-election, is elected as a Director."
Resolution 2	"That Fiona Harris, who retires in accordance with rule 3.3 of the Company's constitution and being eligible offers herself for re-election, is elected as a Director."
Resolution 3	"That Tina McMeckan, who retires in accordance with rule 3.3 of the Company's constitution and being eligible offers herself for re-election, is elected as a Director."
Resolution 4	"That Michael Wilkins, who retires in accordance with rule 3.3 of the Company's constitution and being eligible offers himself for re-election, is elected as a Director."

Questions

1. Australian Shareholder's Association: With the Scheme vote on the B&B/SP offer pending, what does each director see as their role up to the date of EGM? How would each director consider their roles would be affected in the event the Scheme is either supported or rejected by shareholders at the EGM?

As always, our role is to protect the interests of all shareholders and to ensure that shareholders are presented with accurate and comprehensive information that they will require to make an informed decision on the Scheme. Directors will also work to ensure the day to day business continues to operate in a safe and efficient and profitable manner.

If the Scheme is supported, Directors do not anticipate there would be an ongoing role for them.

If the Scheme is ultimately rejected by shareholders, then the Directors will work to ensure an operational and strategic plan is put in place to maximise the value of the business moving forward.

C. RESOLUTION 5 — ADOPTION OF REMUNERATION REPORT	
Resolution 5	"That the remuneration report for the year ended 31 December 2006 be adopted."

Questions

D. RESOLUTION 6 — APPROVAL OF ANY DISPOSAL OF AGL INFRASTRUCTURE ASSETS FOR THE PURPOSES OF CLAUSE 27 OF THE MERGER IMPLEMENTATION AGREEMENT	
Resolution 6	"That the disposal (meaning in relation to an asset, any dealing with the asset, including but not limited to, a sale, transfer, assignment, trust, option, swap, lease, any alienation of all or any part of the rights attaching to the asset or interest in the asset, and includes any attempt to so deal or the taking of any steps for the purpose of so dealing) by the Company or its subsidiaries of any or all of the assets owned by Alinta LGA Limited (formerly The Australian Gas Light Company) (**AGL**) or its controlled entities be approved for the purposes of clause 27 of the Merger Implementation Agreement dated 22 June 2006 between the Company, AGL, Alinta 2000 Limited (formerly Alinta Limited) and AGL Energy Limited."

Questions

1. How are you allocating the money received from disposal of AGL Infrastructure assets? Why are these assets being sold?

   The Company is a party to the Merger Implementation Agreement dated 22 June 2006 in respect of the AGL merger and Schemes of arrangement which established the new Alinta. Clause 27 of that agreement prevents Alinta or its subsidiaries from disposing of the AGL Infrastructure assets prior to 25 October 2007 without the consent of AGL Energy, unless the disposal has been approved by an ordinary resolution of Alinta shareholders.

   At the time the Company decided to seek approval for disposal of the AGL Infrastructure Assets, it had no intention of disposing of the AGL Infrastructure Assets. It decided to seek shareholder approval in order to provide flexibility for the Company and its subsidiaries to dispose of the assets prior to 25 October 2007 without needing to obtain the consent of AGL Energy. The approval was for that purpose only and does not affect any other requirements that Alinta may have (under the Corporations Act, the Listing Rules of ASX Limited or otherwise) to seek shareholder approval for any such disposal.

   The approval sought at today's meeting does not relate to the recommended Babcock & Brown / Singapore Power proposal. The decision to seek approval for disposal of the AGL Infrastructure Assets was made prior to the Directors' recommendation of that proposal.

   However, if the Babcock & Brown / Singapore Power proposal proceeds, certain of the AGL Infrastructure Assets are likely to be disposed of prior to 25 October 2007, and this would otherwise require the consent of AGL Energy. Having said that, the Babcock & Brown / Singapore Power Consortium would be able to obtain its own shareholder approvals to any such disposal after implementation of the Scheme and therefore will not require the approval sought at today's AGM in order to implement the Scheme proposal.

KPMG

Audit & Risk Advisory Services
Central Park
152-158 St George's Terrace
Perth WA 6000

GPO Box A29
Perth WA 6837
Australia

ABN 51 194 660 183
Telephone: +61 8 9263 7171
Facsimile: +61 8 9263 7129
www.kpmg.com.au

Mr John Akehurst
Chairman
Alinta Limited
Alinta Plaza
12-14 The Esplanade
Perth WA 6000

Our ref Alinta 06 AGM Questions-0521-PAL.doc:yc
Contact Denise McComish, 9263 7183

22 May 2007

Dear Sir

Questions of auditor - Annual General Meeting

Alinta Limited ("Alinta" or "the Company") has forwarded to us a question from a shareholder which has been directed to the auditor in relation to the forthcoming Annual General Meeting ("AGM"). The purpose of this letter is to provide our response to the following question:

"Could the auditor please explain why the errors set out in Note 7 to the concise financial report were not detected in his 2005 year end audit. I would have thought these significant items should have been detected."

We understand this letter will be available to be tabled at the AGM.

Firstly we set out some background on the audit process used to form our audit opinion on the financial report.

Management prepares the financial report in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, Australian Securities Exchange rules and other regulatory requirements. The approval of the financial report is the responsibility of the Board of Directors. The role of the auditor is to conduct an independent audit and to issue an independent audit report in accordance with the Corporations Act 2001.

In forming our opinion on the financial report, we follow Australian Auditing Standards. In developing our audit approach we identify the business risks, internal controls and critical audit objectives expected to have a material impact on the financial report taken as a whole.

Our audit procedures are designed to test management's assertions regarding the financial report, including the operation of key internal control processes and procedures and other supporting evidence. Based on all audit work performed, we assess whether the financial report taken as a whole presents a true and fair view and is in compliance with the Corporations Act 2001 and Australian Accounting Standards.

The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

Our audits for the years ended 31 December 2005 and 31 December 2006 were conducted in accordance with Australian Auditing Standards and our audit procedures were designed to provide reasonable assurance whether the financial report is free of material misstatement. Our work was not carried out for the purpose of giving a separate opinion on the adequacy of internal controls or on each caption of the financial report in isolation. Based on the results of our work we were able to issue unqualified audit reports on the 31 December 2005 and 31 December 2006 financial reports.

With that background, the following are the additional comments in relation to the specific question asked. The matter raised by the shareholder relates to errors disclosed in Note 7 to the concise financial report and Note 8 to the annual financial report for the year ended 31 December 2006. The directors are responsible for the financial report including the determination of material errors identified in accordance with Australian Accounting Standard AASB 108 "Accounting Policies, Changes in Accounting Estimates and Errors". Pursuant to AASB 108 judgement is required to determine whether items of this nature are considered material and accordingly are corrected retrospectively by restating the comparative amounts for the prior period presented in which the error occurred. In this instance the directors determined that these were material and accordingly the comparative amounts have been restated. The directors considered the financial effect of these items to be material because of their size and nature primarily by reference to the results of the energy retail segment and energy investments segment as set out in Note 4 to the concise financial report and Note 5 of the annual financial report for the year ended 31 December 2006. Our audit procedures have considered the reasonableness of this presentation in forming our opinion of the financial report taken as a whole. In this context, we formed the view that these items as set out in the financial report are in accordance with Australian Accounting Standards and appropriate disclosures were made in the financial report.

Yours faithfully

DMcComish

Denise McComish
Partner

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

22 May 2007

Dear Alinta Shareholder

I recently wrote to shareholders advising that the Alinta board had agreed to recommend a proposed acquisition of the Company by a consortium of Babcock & Brown / Singapore Power (B&B / SP). Since last writing to you, Alinta received an improved offer from a consortium led by Macquarie Bank, which in turn led to B&B / SP increasing their offer.

Following these recent events, I am pleased to advise that the Board is intending to recommend a new increased offer from B&B/SP valued at around $16.06 per share ($16.46 per share including franking credits)[1]. This is a 7% increase on the previous B&B/SP proposal and is a 49% premium to the 30 day weighted average price of $10.80 prior to the announcement of the potential Management Buyout proposal on 9 January.

The enhanced B&B/SP offer comprises:

Component of the Default Consideration	Value per Alinta Share[1]	Scrip Ratio per Alinta Share
Cash	$8.925	-
Securities:		
APA Group	1.27	0.301
Babcock & Brown Infrastructure (BBI)	1.48	0.752
Babcock & Brown Power (BBP)	2.30	0.669
Babcock & Brown Wind Partners (BBW)	0.48	0.260
BBI Exchangeable Preference Shares (BBI EPS)	1.60	1.599
Total	**$16.06**	
Plus potential value of franking credits	40c	

Shareholders will be able to nominate the Default Consideration (as per the above table) or to maximise:

- cash,
- shares in the Babcock & Brown funds, or
- BBI EPS which are expected to provide capital gains tax rollover relief,

subject to caps on the total amounts of each type of consideration.

This allows individual shareholders to request to maximise the form of consideration that most suits their personal circumstance.

The Board believes that the revised offer delivers excellent shareholder value and a high degree of completion certainty. We have appointed Grant Samuel & Associates Pty Limited to prepare an independent expert's report which will set out whether, in its opinion, the schemes of arrangement, which will be required to implement the offer from B&B/SP, are in the best interests of Alinta shareholders and Alinta option holders.

1 Based on 11am prices on 8 May 2007, shortly before B&B/SP submitted its revised proposal.

Your Board intends to recommend the increased B&B/SP offer in the absence of a superior proposal and subject to the independent expert concluding, and continuing to conclude, that the proposal is in the best interests of Alinta shareholders.

The decision to recommend this offer has been reached after extensive review and consultation between the Board and our advisers. The B&B/SP proposal was assessed rigorously against a competing offer from Macquarie Bank. While both offers delivered similar headline financial outcomes, the B&B/SP proposal was favoured as it offers greater completion certainty and higher confidence in the value of the scrip component of the consideration.

Shareholders will vote on the transaction at a meeting to be held in August. Prior to that, we will be sending you a detailed document outlining the proposal, which will also include the independent expert's report.

I am conscious that there is a lot of information that shareholders will have to absorb and we realise that we need to provide you with enough time and information to enable you to make an informed decision.

At this stage you are not required to take any further action. Scheme documentation will be sent to you in early July. In the meantime, if you have any queries please do not hesitate to contact our investor hotline on 1800 135 107.

Yours sincerely

John Akehurst
Chairman

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

21 May 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	192,384
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at: A: $11.1134 per share due to expire on 1 December 2015; B: $10.4664 per share due to expire on 19 June 2016..

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	A: $11.1134 per share for 63,776 options; and B: $10.4664 per share for 128,608 options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 May 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
495,218,848	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,461,435	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 May 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

18 May 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	387,404
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at: A: $6.0633 per share due to expire on 26 March 2014; B: $9.1774 per share due to expire on 1April 2015; and C: $10.4664 per share due to expire on 19 June 2016..

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	A: $6.0633 per share for 47,500 options; B: $9.1774 per share for 219,298 options; and C: $10.4664 per share for 120,606 options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	495,026,464	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,653,819	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 May 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

END